UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date August 14, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

August 14, 2023

Medellín, Colombia

BANCOLOMBIA S.A. SUBMITS QUARTERLY REPORT FOR THE SECOND QUARTER OF 2023

Explanatory Note

On August 9th of 2023, Bancolombia furnished on Form 6-K a press release presenting financial information for the quarter ended June 30, 2023 (the “Press Release”).  Beginning in 2023, Bancolombia S.A is also required to file with the Superintendency of Finance of Colombia (SFC) quarterly reports, which include a description of material changes relative to the information provided in its most recent annual report and previous quarterly report.  The Quarterly Report for the quarter ended June 30, 2023 (the “Quarterly Report”) is furnished with this Form 6-K and can be found at the following link:

https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/4cc8e416-e971-48e9-a630-96e51204e996/QUARTERLY-REPORT-2Q23-AND-FINANCIAL-STATEMENTS.pdf?MOD=AJPERES&CVID=oDSmiEW

Readers should be aware that the consolidated financial information in the Press Release, and the consolidated financial information in the Quarterly Report for the quarter ended June 30, 2023, are the same, and the Quarterly Report is being furnished solely to fulfill a new legal reporting requirement in Colombia. Readers should also be aware that the separate or individual financial information of Bancolombia S.A. that is included in the Quarterly Report was prepared solely in accordance with Colombian law, and not international or US standards.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4885675	Tel.: (57 601) 4885934	Tel: (57 601) 4485950